DM Products, Inc.
P.O. Box 2458
Walnut Creek, CA 94595

September 9, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention: Michelle Lacko

Re:           DM Products, Inc.
Amendment No. 2 to Form S-1
Filed June 29, 2010
File No.: 333-165961

Dear Ms. Lacko:

I write on behalf of DM Products, Inc., (the “Company”) in response to Staff’s letter of August 17, 2010, by Michelle Lacko, Staff Attorney, Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 on Form S-1, filed June 29, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Summary

1.	Please refer to the second paragraph. Please delete the term “continually.” Similarly revise under “description of Business,” at page 40.

In response to this comment, the Company deleted the term “continually” as requested.

2.
Please refer to the third paragraph.  You indicate that you have only achieved profitability in the last five years with the Banjo Minnow.  Please revise to briefly clarify if this is the only product you have worked with during this time frame.

In response to this comment, the Company revised the disclosure to clarify that the Banjo Minnow was the only product worked with.

3.
refer to the last sentence of the fifth paragraph under this heading.  Please revise to disclose, if true, that Direct Success, Inc. is your wholly-owned subsidiary.  Also, please delete references to Torso-T and the Power Connection unless your company currently owns the proprietary rights such products and infomercials.

In response to this comment, the Company revised the disclosure to state that Direct Success is the Company’s wholly owned subsidiary. The Company deleted reference to Torso-T and the Power Connection as requested.

4.
We note your response to our prior comment 4; however, please briefly revise the fifth paragraph under this heading to discuss your in-house capabilities, including any prior experience with such endeavors and whether you currently possess the necessary equipment to produce and manage an infomercial campaign.  Similarly revise your description of Business section.

In response to this comment, the Company included its prior experience with in house management of infomercials and explained the types of activities needed to do so.  The Company further explained that it currently has the capabilities to manage infomercials.

5.
We note your response to our prior comment 8; however, please revise to also provide quantitative information regarding your net income and net loss for the most recent audited period and indicate the date when the most recent audited period ended.

In response to this comment, the Company included information concerning net income for the six months ended June 30, 2010 and December 31, 2009, and indicated the most recent audited period ended.

6.	We note your response to our prior comment 9; however, please delete references to Bass Pro on page 4 unless you have an established commercial relationship with this entity.

In response to this comment, the Company deleted reference to Bass Pro.

Because the Current Poor Economic Climate Has Depressed, page 7

7.	We note your response to our prior comment 16; however, please delete your reference to “depressed discretionary spending” in this subheading since the risk factor does not discuss this risk.

In response to this comment, the Company deleted reference to “depressed discretionary spending” as requested in this risk factor.

Selling Shareholders, page 16

8.
We note your response to our prior comment 16; however, please revise to explain why the second bullet on page 16 states that the shares are offered through the prospectus include 43,076,000 shares paid as consideration for services performed for the company, while footnotes 1-10 on page 16 state that the prospectus includes 64,100,000 shares paid as consideration for services performed for the company.

In response to this comment, the Company reconciled the disclosure to indicate that 64,100,000 shares were paid as consideration for services rendered.

9.
we note your response to our prior comment 17 and reissue.  Please revise the TABLE TO clarify beneficial ownership for each selling shareholder by indentifying who has voting control over the shares.  For example, refer to the first entry in the table, which states that Adam B. Zucker or Christinea L. Zucker owns 572,000 shares.  Which of this individuals beneficially owns and has voting and investment power over these shares?  If ownership is shared, please provide such information by footnote or otherwise.  Similarly revise each entry in your Selling Shareholder table, as necessary.

In response to this comment, the Company revised the table to clarify the beneficial ownership as requested.

Description of Business, page 40

10.
We note your response to our prior comment 21; however, please revise to provide disclosure regarding the defined term “Arbitration Settlement” in an appropriate place in the document.  IN this regard, describe all changes in the royalty or distribution rights of DM Products, its subsidiaries or subcontractors as a result of the Arbitration Settlement, as appropriate.

In response to this comment, the Company explained the arbitration that occurred with Banjo Minnow and the results of the settlement.

Consolidated Statements of Stockholders’ Equity, page F-15

11.
We note your response to our prior comment 23 and the disclosures that have been added to Note 13 in response to our comment.  In light of the materiality of the error in relation to net loss, it appears that the financial statements for the year ended December 31, 2008 should be restated to properly correct them for the error in accounting for stock-based compensation.  Please revise the Company’s financial statements for 2008 to restate them for the correction of the accounting error disclosed in Note 13.  Note 13 will also need to be revised as a result of the restatement.

In response to this comment, the Company restated the 2008 period.

Executive Overview, page 45

12.	We note your response to our prior comment 31; however, please delete the words “unique and innovative” in the opening paragraph and throughout your filing.

In response to this comment, the Company deleted the words “unique and innovative” as requested.

Liquidity and Capital Resources, page 48

13.
We note your response to our prior comment 28.  Please revise to clarify the timeframe that encompasses the statement “we will not run out of funds.” Generally, liquidity should be discussed on both short-term and long-term basis. refer to Instruction 5 to Item 303(a) of Regulation S-K.

In response to this comment, the Company explained its short and long term liquidity.

Directors and Executive Officers, page 49

14.
We note your response to our prior comment 32.  Please refer to the fifth sentence in describing Mr. Cockrum’s background.  Please revise to clarify that DM Products is a publicly traded company on the Pink Sheets.

In response to this comment, the Company revised the disclosure as requested.

Summary Compensation table, page 51

15.
We note your response to our prior comment 33 and reissue in part. Please revise footnote 1 to disclose the aggregate grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718.  refer to Item 402(n)(2)(vi) of Regulation S-K.

In response to this comment, the Company disclosed the aggregate grant date fair value of the stock awards as requested.

Other

16.
The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.  IN this regard, note that interim financial statements are required to be updated on August 13, 2010 pursuant to Rule 8-08 of Regulation S-X.

In response to this comment, the Company update the financials to include the interim period ended June 30, 2010.

17.
Please obtain a consent of the independent registered accountant which refers to all periods covered by the independent registered accountants report on the financial statements.  In this regard, the consent only references DM Products financial statements for the year ended December 31, 2009 whereas the report of the independent registered accountant covered the financial statements for the years ended December 31, 2009 and 2008.  Please revise. Also please ensure that a currently dated consent from the independent public accountants is included in any future amendments.

In response to this comment, the Company included a consent as requested.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kurtis Cockrum
Kurtis Cockrum